EXHIBIT A - MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS
Sentinel World Fund of
Sentinel Group Funds, Inc. - Shareholder Meeting

February 28, 1997

Total share outstanding:      4,919,706.407
Total votes present           2,830,981.041         57.5%  of outstanding

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

1.  New sub-investment advisory agreement

                                                                % of
                                                             outstanding

For                             2,729,172.030                  55.5%
Against                            18,541.010                   0.4%
Abstain                            83,268.001                   1.7%
Total                           2,830,981.041

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